Exhibit 21.1

List of Subsidiaries

Name of Entity	State of Incorporation/Organization

Walco International, Inc.	Delaware

Kane Veterinary Supplies, Ltd.	Canada

KVSL Financing, L.P.	Canada

Walco Texas Animal Health, LLC	Texas

Walco Mexico, S.A. De C.V.	Mexico

Hawaii Mega-Cor., Inc.	Hawaii

American Livestock and Pet Supply, Inc.	Delaware

Walco do Brasil Produtos Veterinarios Ltda.	Brazil

Veterinarian’s Outlet Incorporated	California

Cattleman’s Supply, Inc.	Arizona

Rogz, Inc.	Missouri